EXHIBIT 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Year Ended December 31,
	2017		2016		2015		2014		2013
EARNINGS
Income (loss) from continuing operations before income taxes	$112.0		$(270.7)		$195.7		$278.6		$284.2
Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.1		(0.4)		1.6		8.4		4.8
Fixed charges	133.3		117.0		124.6		141.9		149.9
Earnings (loss)	$245.4		$(154.1)		$321.9		$428.9		$438.9
FIXED CHARGES
Interest expense, including debt discount amortization	63.3		96.6		102.8		115.3		120.1
Amortization of debt issuance costs	4.2		5.4		5.3		7.4		8.5
Loss on early extinguishment of debt	52.6		0.4		0.1		2.6		5.2
Portion of rental expense representative of interest factor (assumed to be 33%)	13.2		14.6		16.4		16.6		16.1
Fixed charges	$133.3		$117.0		$124.6		$141.9		$149.9
RATIO OF EARNINGS TO FIXED CHARGES	1.8	x	—	(1)	2.6	x	3.0	x	2.9	x
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$—		$271.1		$—		$—		$—

CALCULATION EXCLUDING LOSS ON EARLY EXTINGUISHMENT OF DEBT:
RATIO OF EARNINGS TO FIXED CHARGES	2.4	x	—	(1)	2.6	x	3.1	x	3.0	x
AMOUNT OF EARNINGS DEFICIENCY FOR COVERAGE OF FIXED CHARGES	$—		$271.1		$—		$—		$—
(1) less than 1.0x